FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
3 Months Ended June 30, 2006

Name of the Company :	SEGA SAMMY HOLDINGS INC.
Code number :	6460
	(URL http://www.segasammy.co.jp)
Representative :	Hajime Satomi
	Chairman & CEO
Any inquiry to :	Shunichi Shimizu
	General Manager, Accounting Department
	Tel (03) 6215-9955

1. Significant Accounting Policies in the Preparation of First-Quarter Operating Results

(1) Adoption of the simplified method of accounting: Yes
The simplified method is applied to the computation of income taxes.
(2) Changes to accounting policies in the most-recent consolidated fiscal year: None
(3) Changes in the scope of consolidation and application of the equity method: Yes
7 companies were newly consolidated and 1 company was excluded.

2. Consolidated Operating Results for the 3 Months Ended June 30, 2006

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 3 months ended June 30, 2006	85,620	△14.8	2,796	△84.1	779	△92.7
For 3 months ended June 30, 2005	100,528	—	17,592	—	10,703	—
For Year ended March 31, 2006	553,240	—	119,144	—	66,221	—

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 3 months ended June 30, 2006	3.09	3.07
For 3 months ended June 30, 2005	85.63	85.40
For Year ended March 31, 2006	261.06	260.35

(Note) ① Percentage for net sales, operating income and net income represent change from the prior period.
② The Company conducted a two-for-one stock split on November 18, 2005.

[Qualitative Data Regarding Business Results]

In the pachislot and pachinko machine business, SEGA SAMMY posted overall pachislot sales of 31 thousand units during the first quarter. This steady performance was attributable primarily to sales of "Ore No Sora," a pachislot machine launched under the RODEO brand in the previous fiscal year, which sold 19 thousand units (120 thousand in cumulative terms from the previous fiscal year). In pachinko machines, the Company sold a total of 45 thousand units. The "CR Mangetsu No Yoru Ni Shoten Shitai" series, the first entry under the Group's GINZA brand, accounted for 12 thousand units, while the "CR Freddy vs. Jason" series, released under the Sammy brand, contributed another 19 thousand units.

In the amusement machine sales business, Group business results were buoyed by firm sales of "Star Horse2 NEW GENERATION" since the previous fiscal year, along with healthy sales of "Ami-gyo" and "Sangokushi Taisen 2," two machines launched during the first quarter.

In the amusement center operations business, the popularity of the kids' card game-related business remained solid, reflecting the release of new trading card designs and supporting events held during the quarter. In particular, "Oshare Majo Love and Berry" continued to record steady growth in both the number of machines installed and volume of trading cards

sold. The Group also maintained its "scrap and build" policy for amusement centers during the quarter, opening 4 new amusement centers and closing 6, for a total of 460 amusement centers in operation as of June 30, 2006.

The consumer business achieved total game software sales of 2,140 thousand units. This total comprised 580 thousand units in Japan and elsewhere in Asia, 870 thousand units in the U.S., and 680 thousand units in Europe. This was largely attributable to sales of "Noryoku Trainer Portable 2" in Japan, and sales of the "Sonic" series overseas. Sales were also solid particularly in the toy and mobile phone content fields. However, due to upfront development costs, the consumer business posted an operating loss for the first quarter.

As a result of the above, the SEGA SAMMY Group posted net sales of ¥85,620 million, operating income of ¥2,796 million, and net income of ¥779 million for the three-month period ended June 30, 2006.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
June 30, 2006	475,192	327,612	64.8	1,222.84
June 30, 2005	434,935	262,023	60.2	2,095.75
March 31, 2006	522,914	316,679	60.6	1,254.14

(Note) The Company conducted a two-for-one stock split on November 18, 2005.

[Qualitative Data Regarding Financial Position]

Total assets were ¥475,192 million, down ¥47,721 million due to decrease of accounts receivable from the previous fiscal year-end. Net assets decreased by ¥8,379 million due to dividend payments from the corresponding figure as of March 31, 2006. (Total shareholders' equity was adjusted to conform with the current presentation for comparison purposes.)

3. Projection for Consolidated Result for Fiscal Year 2006 (April 1, 2006 ~ March 31, 2007)

First-quarter results were roughly in line with expectations. The second quarter of the year ending March 31, 2007, will see the sales launch of "Hokuto No Ken SE" under the Sammy pachislot machine brand in the pachislot and pachinko machine business. Orders for this new machine are off to a healthy start, having already surpassed 300 thousand units, and order demand remains high as of the release date of this report.

No changes have been made to the interim and full-year forecasts announced on May 16, 2006.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ form actual result due to various reasons.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND JUNE 30, 2005 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Current period (As of June 30, 2006)		Prior period (As of June 30, 2005)		Prior year (As of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current assets						
Cash and deposits	124,545		156,827		144,521	
Notes and accounts receivable - trade	42,341		49,159		96,727	
Inventories	47,351		35,789		32,200	
Others	57,066		24,393		57,881	
Total current assets	271,304	57.1	266,168	61.2	331,331	63.4
II Fixed assets						
Tangible fixed assets	87,913	18.5	77,338	17.8	82,654	15.8
Intangible fixed assets	25,226	5.3	11,976	2.7	16,712	3.2
Investments and other assets	90,749	19.1	79,450	18.3	92,216	17.6
Total fixed assets	203,888	42.9	168,766	38.8	191,583	36.6
Total assets	475,192	100.0	434,935	100.0	522,914	100.0
(Liabilities)						
I Current liabilities						
Notes and accounts payable - trade	57,842		53,292		62,133	
Short-term bank loans and current portion of long - term debt	8,060		15,541		8,395	
Redeemable bond within a year	2,000		2,818		2,000	
Others	30,566		32,698		64,824	
Total current liabilities	98,468	20.7	104,350	24.0	137,353	26.2
II Non-current liabilities						
Bonds payable	23,610		25,938		23,620	
Corporate bond with stock purchase rights	1		4,943		1	
Long-term debt, less current portion	5,499		11,009		5,596	
Others	20,001		16,375		20,351	
Total non-current liabilities	49,111	10.4	58,265	13.4	49,569	9.5
Total liabilities	147,580	31.1	162,616	37.4	186,923	35.7

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND JUNE 30, 2005 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Current period (As of June 30, 2006)		Prior period (As of June 30, 2005)		Prior year (As of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Minority interests	–		10,295	2.4	19,311	3.7
(Shareholders' equity)						
Common stock	–		27,481	6.3	29,953	5.7
Capital surplus	–		168,593	38.8	171,071	32.7
Retained earnings	–		144,752	33.3	193,721	37.1
Adjustment on revaluation of land	–		(6,541)	(1.5)	(7,506)	(1.4)
Net unrealized holding gains on securities	–		10,879	2.5	11,756	2.3
Foreign currency translation adjustments	–		(9,803)	(2.3)	(8,767)	(1.7)
Treasury stock	–		(73,338)	(16.9)	(73,549)	(14.1)
Total shareholders' equity	–		262,023	60.2	316,679	60.6
Total liabilities and Shareholders' equity	–		434,935	100.0	522,914	100.0
(Net Assets)						
I Shareholder's equity						
Common stock	29,953	6.3	–		–	
Capital surplus	171,072	36.0	–		–	
Retained earnings	186,260	39.2	–		–	
Treasury stock	(73,571)	(15.5)	–		–	
Total shareholders' equity	313,714	66.0	–		–	
II Accumulated gains (losses) from valuation and translation adjustments						
Net unrealized holding gains on securities	10,653	2.2	–		–	
Unrealized gains (losses) on hedging derivatives, net of taxes	(50)	(0.0)	–		–	
Adjustment on revaluation of land	(7,505)	(1.6)	–		–	
Foreign currency translation adjustments	(8,692)	(1.8)	–		–	
Total accumulated gains (losses) from revaluation and translation	(5,594)	(1.2)	–		–	
III Stock purchase rights	–		–		–	
IV Minority interests	19,492	4.1	–		–	
Total net assets	327,612	68.9	–		–	
Total liabilities and net assets	475,192	100.0	–		–	

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE 3 MONTHS ENDED JUNE 30, 2006 AND FOR THE 3 MONTHS ENDED JUNE 30, 2005 AND YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Current period (From April 1, 2006 to June 30, 2006)		Prior period (From April 1, 2005 to June 30 2005)		Prior year (From April 1, 2005 to March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	85,620	100.0	100,528	100.0	553,240	100.0
Cost of sales	59,042	69.0	62,037	61.7	324,228	58.6
Gross profit	26,577	31.0	38,491	38.3	229,011	41.4
Selling, general and administrative expenses	23,781	27.7	20,899	20.8	109,867	19.9
Operating income	2,796	3.3	17,592	17.5	119,144	21.5
Other income	1,112	1.3	1,784	1.8	6,633	1.2
Other expenses	1,098	1.3	1,615	1.6	13,854	2.5
	14	0.0	168	0.2	(7,220)	(1.3)
Income before income taxes and minority interests	2,810	3.3	17,760	17.7	111,923	20.2
Total income taxes	1,539	1.8	6,722	6.7	43,778	7.9
Net income before minority interests	1,270	1.5	11,038	11.0	68,145	12.3
Minority interests	491	0.6	334	0.3	1,923	0.3
Net income	779	0.9	10,703	10.7	66,221	12.0

SEGMENT INFORMATION

Operations by product

Current period (From April 1, 2006 to June 30, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	21,545	17,724	25,293	16,529	4,527	85,620	—	85,620
(2) Inter segment	264	257	4	13	345	886	(886)	—
Total	21,809	17,982	25,298	16,543	4,872	86,506	(886)	85,620
Cost and expenses	19,618	13,930	23,287	20,601	5,095	82,532	291	82,824
Operating income (loss)	2,191	4,052	2,010	(4,058)	(222)	3,973	(1,177)	2,796

Prior period (From April 1, 2005 to June 30, 2005)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	49,710	12,682	21,013	11,542	5,580	100,528	—	100,528
(2) Inter segment	123	31	10	61	247	473	(473)	—
Total	49,833	12,713	21,023	11,604	5,827	101,002	(473)	100,528
Cost and expenses	31,626	12,279	20,341	13,655	5,847	83,751	(814)	82,936
Operating income (loss)	18,206	433	681	(2,050)	(20)	17,251	340	17,592

Prior year (From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	265,631	71,512	106,245	90,352	19,497	553,240	—	553,240
(2) Inter segment	1,182	5,756	11	376	1,333	8,660	(8,660)	—
Total	266,814	77,269	106,257	90,729	20,830	561,901	(8,660)	553,240
Cost and expenses	166,966	65,092	97,013	88,752	22,543	440,368	(6,271)	434,096
Operating income (loss)	99,847	12,176	9,244	1,977	(1,712)	121,532	(2,388)	119,144